Exhibit 5.1

Intelsat (Bermuda), Ltd. 90 Pitts Bay Road Pembroke HM 08 Bermuda	e-mail: adfagundo@applebyglobal.com direct dial: Tel 441 298 3549 Fax 441 298 3461 your ref: appleby ref: ADF/jb/129725.7

25 January 2007

Dear Sirs

Intelsat (Bermuda), Ltd. (the “Issuer”), Intelstat, Ltd. (“Intelsat”) and Intelsat Subsidiary Holding Company, Ltd. (“Subholdco” and together with Intelsat the “Bermuda Guarantors”)

The Issuer has requested that we provide this opinion in connection with the registration of up to US$1,330,000,000 aggregate principal amount of its 11 1/4% Senior Notes due 2016 (the “2016 11 1/4% Notes”), US$260,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2013 (the “2013 Notes”), US$750,000,000 aggregate principal amount of its 9 1/4% Senior Notes due 2016 (the “2016 9 1/4% Notes”) and US$600,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2015 (the “2015 Notes” and together with the 2016 11 1/4% Notes, the 2013 Notes and the 2016 9 1/4% Notes, the “New Notes”) and the guarantees related thereto (the “New Guarantees”) of the Bermuda Guarantors, such New Notes to be issued in exchange for an equal principal amount of the Issuer’s outstanding 11 1/4% Senior Notes due 2016, Floating Rate Senior Notes due 2013, 9 1/4% Senior Notes due 2016 and Floating Rate Senior Notes due 2015, (collectively the “Existing Notes”) pursuant to the terms of the Indenture, the Registration Rights Agreement, the Offering Memorandum and the Registration Statement.

For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (the “Documents”), together with such other documentation, as we have considered requisite to this opinion.

Assumptions

In stating our opinion we have assumed:

(a)	the authenticity, accuracy and completeness of all Documents and other documentation examined by us submitted to us as originals and the conformity to authentic original documents of all Documents and other such documentation submitted to us as certified, conformed, notarised, faxed or photostatic copies;

(b)	that each of the Documents and other such documentation which was received by electronic means is complete, intact and in conformity with the transmission as sent;

(c)	the genuineness of all signatures on the Documents;

(d)	the authority, capacity and power of each of the persons signing the Documents (other than the Issuer and the Bermuda Guarantors);

(e)	that any representation, warranty or statement of fact or law, other than as to the laws of Bermuda, made in any of the Documents is true, accurate and complete;

(f)	that the Indenture and the Registration Rights Agreement constitute the legal, valid and binding obligations of each of the parties thereto, under the laws of its jurisdiction of incorporation or its jurisdiction of formation and any exchange of the New Notes for the Existing Notes shall be effected in accordance with the terms thereof;

(g)	that the Indenture and the Registration Rights Agreement constitute legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with its terms, under the laws of the State of New York by which they are expressed to be governed and are in the proper legal form to be admissible in evidence and enforced in the courts of the State of New York and in accordance with the laws of the State of New York;

(h)	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein;

(i)	that the Resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions passed by the Board of Directors of each of the Issuer and the Bermuda Guarantors, respectively, in duly convened meetings at which a quorum was present and voting throughout and that there is no matter affecting the authority of the Directors of the Issuer to issue the New Notes, or the Directors of the Bermuda Guarantors to grant the New Guarantees not disclosed by the Constitutional Documents or the Resolutions, which would have any adverse implication in relation to the opinions expressed herein;

(j)	that each of the parties to the Registration Rights Agreement and the Indenture (other than the Issuer and the Bermuda Guarantors) has no express or constructive knowledge of any circumstance whereby any Director of the Issuer and the Bermuda Guarantors as applicable when the Board of Directors of the Issuer or the Bermuda Guarantors as applicable, adopted the Resolutions, failed to discharge his fiduciary duty owed to the Issuer or the Bermuda Guarantors as applicable, and to act honestly and in good faith with a view to the best interests of the Issuer or the Bermuda Guarantors as applicable;

(k)	that the records which were the subject of the Company Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date and time of the Company Search been materially altered; and

(l)	that the records which were the subject of the Litigation Search were complete and accurate at the time of such search and disclosed all information which is material for the purposes of this opinion and such information has not since the date and time of the Litigation Search been materially altered.

Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:

1.	Each of the Issuer and the Bermuda Guarantors are duly incorporated and existing under the laws of Bermuda and Issuer and Intelsat are in good standing under the laws of Bermuda.

2.	The Issuer has taken all corporate action required to authorise the execution, delivery and performance of the New Notes.

3.	Each of the Bermuda Guarantors has taken all corporate action required to authorise its execution, delivery and performance of the New Guarantees.

4.	When issued, upon conversion of the Existing Notes pursuant to and in accordance with terms of the Indenture, the Registration Rights Agreement, the Offering Memorandum and the Registration Statement, the New Notes will be validly issued, and the New Notes and the New Guarantees will constitute valid and binding obligations of the Issuer and the Bermuda Guarantors, respectively.

Reservations

We have the following reservations:

(a)	We express no opinion as to any law other than Bermuda law and none of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except Bermuda. This opinion is limited to Bermuda law as applied by the Courts of Bermuda at the date hereof.

(b)	Searches of the Register of Companies at the office of the Registrar of Companies and of the Supreme Court Causes Book at the Registry of the Supreme Court are not conclusive and it should be noted that the Register of Companies and the Supreme Court Causes Book do not reveal:

(i)

details of matters which have been lodged for filing or registration which as a matter of best practice of the Registrar of Companies or the Registry of the Supreme Court would have or should have been disclosed on the public file, the Causes Book or the Judgment Book, as the case may be, but for whatever reason have not actually been filed or registered or are not disclosed or which, notwithstanding filing or registration, at the date and time the search is concluded are for whatever reason not disclosed or do not appear on the public file, the Causes Book or Judgment Book;

(ii)	details of matters which should have been lodged for filing or registration at the Registrar of Companies or the Registry of the Supreme Court but have not been lodged for filing or registration at the date the search is concluded;

(iii)	whether an application to the Supreme Court for a winding-up petition or for the appointment of a receiver or manager has been prepared but not yet been presented or has been presented but does not appear in the Causes Book at the date and time the search is concluded;

(iv)	whether any arbitration or administrative proceedings are pending or whether any proceedings are threatened, or whether any arbitrator has been appointed; or

(v)	whether a receiver or manager has been appointed privately pursuant to the provisions of a debenture or other security, unless notice of the fact has been entered in the Register of Charges in accordance with the provisions of the Act.

Furthermore, in the absence of a statutorily defined system for the registration of charges created by companies incorporated outside Bermuda (“overseas companies”) over their assets located in Bermuda, it is not possible to determine definitively from searches of the Register of Charges maintained by the Registrar of Companies in respect of such overseas companies what charges have been registered over any of their assets located in Bermuda or whether any one charge has priority over any other charge over such assets.

(c)	In order to issue this opinion we have carried out the Company Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date and time of such search.

(d)	In order to issue this opinion we have carried out the Litigation Search as referred to in the Schedule to this opinion and have not enquired as to whether there has been any change since the date and time of such search.

Disclosure

This opinion has been prepared for your use in connection with the Registration Statement. For this purpose, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended. Further, this opinion speaks as of its date.

This opinion is governed by and is to be construed in accordance with Bermuda law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.

Yours faithfully

/s/     APPLEBY HUNTER BAILHACHE

APPLEBY HUNTER BAILHACHE

SCHEDULE

1.	A copy of (i) the executed Indenture dated as of 3 July 2006 among Intelsat (Bermuda), Ltd., Intelsat, Ltd. and Wells Fargo Bank National Association as Trustee; (ii) a copy of the executed Indenture dated as of 3 July 2006 among Intelsat (Bermuda), Ltd., the Guarantors named therein and Wells Fargo Bank, National Association as Trustee; and (iii) a copy of the executed Indenture dated as of 12 January 2007 among Intelsat (Bermuda), Ltd., Intelsat, Ltd. and Wells Fargo Bank, National Association as Trustee, (collectively the “Indenture”).

2.	A copy of (i) the executed Registration Rights Agreement dated as of July 3 2006, among Intelsat (Bermuda), Ltd., Intelsat Ltd., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. as representatives of the initial purchasers listed on Schedule 1 thereto; (ii) a copy of the executed Registration Rights Agreement dated as of July 3 2006 among Intelsat (Bermuda), Ltd., the Guarantors named therein, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. as representatives of the initial purchasers listed on Schedule 1 thereto; and (iii) a copy of the executed Registration Rights Agreement dated as of 12 January 2007 among Intelsat (Bermuda), Ltd., Intelsat, Ltd., Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Lehman Brothers Inc. as representatives of the initial purchasers listed on Schedule 1 thereto (collectively the “Registration Rights Agreement”).

3.	A copy of each Final Offering Memorandum, issued by Intelsat (Bermuda), Ltd. dated 19 June 2006, and a copy of the Final Offering Memorandum issued by Intelsat (Bermuda), Ltd. dated 9 January 2007 issued in connection with the offering of the Existing Notes (collectively the “Offering Memorandum”).

4.	A copy of the Registration Statement on Form S-4 to be issued by Intelsat (Bermuda), Ltd. in connection with the issue of the New Notes and the New Guarantees, as received from Wendy Williams at Milbank, Tweed, Hadley & McCloy LLP on 25 January 2007 at 2:22 pm (Bermuda time) (the “Registration Statement”).

5.	A copy of each of the New Notes as set out in the Indenture.

6.	A copy of the minutes of the meeting of the Board of Directors of Intelsat (Bermuda), Ltd., held on 29 June 2006, 16 June 2006 and 12 December 2006,

the latter of which was received by email from Sajid Ajmeri at Intelsat on 11 January 2007 at 12:41 pm (Bermuda time).

7.	A copy of the minutes of the Board of Directors of Intelsat, Ltd. held on 29 June 2006 and a copy of a portion of the minutes of a meeting of the Board held on 12 December 2006 as received by email from Sajid Ajmeri at Intelsat on 11 January 2007 at 12:41 pm (Bermuda time).

8.	A copy of the minutes of the meeting of the Board of Intelsat Subsidiary Holding Company, Ltd. held on 29 June 2006 and 16 June 2006.

(items 6, 7 and 8 are collectively referred to as the “Resolutions”)

9.	Copies of the Certificate of Amalgamation, Memorandum of Association (including the Certificate of Registration of Altered Memorandum of Association for Intelsat, Ltd.) and Bye-laws of each of Intelsat, Ltd. and Intelsat (Bermuda), Ltd., and copies of the Certificate of Incorporation, Bye-laws and Memorandum of Association of Intelsat Subsidiary Holding Company, Ltd. (collectively the “Constitutional Documents”).

10.	The entries and filings shown in respect of Intelsat Subsidiary Holding Company, Ltd., on the file of that company maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search conducted on 25 January 2007 at 10:01 am (Bermuda time).

11.	The entries and filings shown in respect of Intelsat (Bermuda), Ltd. on the file of that company maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search conducted on 25 January 2007 at 10:05 am (Bermuda time).

12.	The entries and filings shown in respect of Intelsat, Ltd. on the file of that company maintained in the Register of Companies at the office of the Registrar of Companies in Hamilton, Bermuda, as revealed by a search conducted on 25 January 2007 at 10:02 am (Bermuda time).

(items 10, 11 and 12 are collectively referred to as the “Company Searches”)

13.	The entries and filings shown in respect of each of Intelsat Subsidiary Holding Company, Ltd., Intelsat (Bermuda), Ltd, and Intelsat, Ltd. in the Supreme Court Causes Book maintained at the Registry of the Supreme

Court in Hamilton, Bermuda, as revealed by a search conducted on 25 January 2007 at 9:30 am (Bermuda time) (the “Litigation Search”).

14.	A copy of the Directions dated 27 June 2006 and 11 January 2007 as issued by the Registrar of Companies for the Minister of Finance.

15.	A copy of (i) the letters of application dated 14 June 2006 and 23 June 2006 made by Appleby Spurling Hunter and as stamped approved by the Bermuda Monetary Authority, Hamilton, Bermuda; and (ii) the application letters dated 13 December 2006, 21 December 2006 and 8 January 2007 made by Appleby Hunter Bailhache as stamped approved by the Bermuda Monetary Authority, Hamilton, Bermuda.

16.	A Certificate of Compliance issued by the Registrar of Companies dated 12 January 2007 for the Issuer and Intelsat.